Exhibit 99.5

GLASS HOUSE BRANDS INC.

May 17, 2023

Dear shareholders of Glass House Brands Inc.:

On behalf of the directors and management team of Glass House Brands Inc. (the "Company"), we are pleased to invite you to attend the Company's annual general and special meeting of the shareholders (the "Meeting"), to be held at 11:00 a.m. (Pacific Time) on June 23, 2023 at 645 Laguna Road, Camarillo, California, 93012.

At the Meeting, the holders of subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares (the "Shareholders") will be asked to receive the audited annual financial statements of the Company for the year ended December 31, 2022, together with the report of the auditor thereon, elect the directors for the ensuing year (the "Directors"), which vote shall exclude holders of limited voting shares, re-appoint Macias Gini & O'Connell LLP as the auditor of the Company and to authorize the Directors to fix the auditor's remuneration, and consider and, if deemed advisable, adopt a special resolution (the full text of which is reproduced as Schedule "B" of the Company's management information circular) for the purpose of amending the articles of the Company to extend the "sunset" date for the multiple voting shares of the Company until June 29, 2027.

As a valued Shareholder, your views and involvement in the Company are important to us. At the Meeting, you will have the opportunity to ask questions of all C-Suite team members along with at least some members of the Directors and to vote on the Meeting matters.

Your vote matters. You may exercise it by completing the proxy form or voting instruction form or by attending the Meeting. The accompanying management information circular describes the business to be conducted at the Meeting, important additional information and detailed instructions on voting and participation at the Meeting, and the Company's governance practices.

Tours of the 5.5 million square foot facility will be given and opportunities to purchase GHB products at a discount will be available.

Thank you for your investment and we look forward to connecting with you at the Meeting.

Sincerely,

(Signed) "Kyle Kazan"

Kyle Kazan

Co-Founder, Chairman & CEO

GLASS HOUSE BRANDS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 23, 2023

TO THE SHAREHOLDERS OF GLASS HOUSE BRANDS INC.

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders ("Shareholders") of subordinate voting shares (the "Subordinate Voting Shares"), restricted voting shares (the "Restricted Voting Shares"), limited voting shares ("Limited Voting Shares", together with the Subordinate Voting Shares and Restricted Voting Shares, the "Equity Shares") and multiple voting shares ("Multiple Voting Shares", together with the Equity Shares, the "Company Shares") of Glass House Brands Inc. (the "Company") will be held at 11:00 a.m. (Pacific Time) on June 23, 2023 at 645 Laguna Road, Camarillo, California, 93012 for the following purposes:

1.	to receive the audited annual financial statements of the Company for the year ended December 31, 2022, together with the report of the auditor thereon (the "Annual Financial Statements");

2.	for all Shareholders other than holders of Limited Voting Shares, to elect directors of the Company for the ensuing year. For more information, see "Business to be Transacted at the Meeting – Election of Directors" in the Company's management information circular dated May 17, 2023 (the "Information Circular");

3.	to re-appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor. For more information, see "Business to be Transacted at the Meeting – Appointment of Auditor" in the Information Circular;

4	to consider and, if deemed advisable, to adopt a special resolution (the "Special Resolution"), the full text of which is reproduced in Schedule "B" of the Information Circular, for the purpose of amending the articles of the Company to extend the "sunset" date for the Multiple Voting Shares until June 29, 2027. For more information, see "Business to be Transacted at the Meeting – Amendment to the Articles of the Company" in the Information Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting. The Information Circular and other Meeting materials also contain important information with respect to voting your Company Shares and attending and participating at the Meeting.

As a result of the COVID-19 pandemic, the Company asks that Shareholders follow the current instructions and recommendations of federal, state and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders.

The Company is using the notice-and-access system ("Notice-and-Access") under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute this Notice of Meeting and the Information Circular to Shareholders, as well as the Annual Financial Statements and accompanying management's discussion and analysis thereon. Notice- and-Access allows the Company to post electronic versions of its proxy- related materials on SEDAR and on the Company's website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Company's proxy-related materials is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Company. Note that Shareholders still have the right to request paper copies of the proxy- related materials posted online by the Company under Notice-and-Access if they so choose.

The proxy-related materials are available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at https://ir.glasshousebrands.com/agm/. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Information Circular upon request to the Company's transfer agent, at 1-888-290-1175 (toll-free), up to one year from the date the Information Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Information Circular in advance of the Meeting should make such request to the Company by no later than June 9, 2023, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 11:00 a.m. (Pacific Time) on June 21, 2023. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre- paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a Shareholder who holds your Company Shares in your own name and have a share certificate or direct registration system (DRS) statement (a "Registered Shareholder")) or a voting instruction form (if you are a Beneficial Shareholder, as defined below), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company's financial statements and management's discussion and analysis for future financial statements and management's discussion and analysis if you so choose.

Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary ("Beneficial Shareholders") who have not duly appointed themselves as proxyholder will be able to attend as a guest but will not be able to participate or vote at the Meeting.

If you are a Registered Shareholder and are unable to attend the Meeting, please exercise your right to vote by dating, signing and returning the form of proxy contained in the Notice Package to Odyssey Trust Company ("Odyssey"), the transfer agent of the Company. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey by mail to: Odyssey Trust Company, Attention: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. You may also vote through the internet by going to https://login.odysseytrust.com/pxlogin and enter the 12 digit control number found on the form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 a.m. (Pacific Time) on June 21, 2023 or two business days preceding the date of any adjournment or postponement (excluding Saturdays, Sundays and holidays). If you are unable to attend the Meeting, we encourage you to complete the form of proxy contained in the Notice Package as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in the Notice Package in accordance with the instructions provided to you by your broker or by the other intermediary.

The board of directors of the Company has fixed May 9, 2023 as the record date for notice of and for voting at the Meeting. Shareholders of record at the close of business on May 9, 2023 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Equity Share held (other than Limited Voting Shares, which are entitled to one vote for each Limited Voting Share held on all matters other than in respect of the election for directors of the board of directors) and 50 votes for each Multiple Voting Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Company Shares subsequent to May 9, 2023, and (ii) the transferee of those Company Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Company Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Company Shares at the Meeting. The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Kyle Kazan"

Kyle Kazan

Co-Founder, Chairman & CEO

May 17, 2023

TABLE OF CONTENTS

NOTICE-AND-ACCESS	1

APPOINTMENT AND REVOCATION OF PROXIES	2

ADVICE TO BENEFICIAL HOLDERS OF COMPANY SHARES	2

VOTING OF PROXIES	3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
Principal Holders of Voting Securities	5

BUSINESS TO BE TRANSACTED AT THE MEETING	6
Receive the Financial Statements	6
Election of Directors	6
Biographies	7
Appointment of Auditor	10
Amendment to the Articles of the Company	10
Consideration of Other Business	17

STATEMENT OF EXECUTIVE COMPENSATION	17
Compensation Discussion and Analysis	18
Performance Graph	21
Summary Compensation Table	22
Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards	23
Incentive Plan Awards – Value Vested or Earned During the Year	24
Pension Plan Benefits	24
Termination and Change of Control Benefits	24
Director Compensation	26
Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards	27
Incentive Plan Awards – Value Vested or Earned During the Year	27

SECURITY BASED COMPENSATION PLANS	28
Summary of the Equity Incentive Plan	28
Securities Authorized For Issuance Under Equity Compensation Plans	33

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE	33

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33

OTHER BUSINESS	33

ADDITIONAL INFORMATION	34

SCHEDULE "A" STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1

APPENDIX 1 TO SCHEDULE "A" GLASS HOUSE BRANDS INC. CHARTER OF THE BOARD OF DIRECTORS	A-7

SCHEDULE "B" AMENDMENT RESOLUTION	B-1

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GLASS HOUSE BRANDS INC. INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 23, 2023

PURPOSE OF SOLICITATION

This information circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Glass House Brands Inc. (the "Company" or "Glass House") for use at the annual general and special meeting (the "Meeting") of the holders ("Shareholders") of subordinate voting shares (the "Subordinate Voting Shares"), restricted voting shares (the "Restricted Voting Shares"), limited voting shares ("Limited Voting Shares", together with the Subordinate Voting Shares and Restricted Voting Shares, the "Equity Shares") and multiple voting shares ("Multiple Voting Shares", together with the Equity Shares, the "Company Shares") of the Company.

The Meeting will be held at 11:00 a.m. (Pacific Time) on June 23, 2023 at 645 Laguna Road, Camarillo, California, 93012 and at any adjournments or postponements thereof for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of May 9, 2023 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, email or in person by directors, officers and employees of the Company who will not be additionally compensated therefor. In addition, the Company has retained Morrow Sodali as its strategic shareholder advisor and proxy solicitation agent. The Company has agreed to pay Morrow Sodali fees of approximately $50,000 in connection with its proxy solicitation services, plus incidental and out-of-pocket expenses and disbursements. The costs of soliciting proxies will be borne by the Company.

The Company may utilize Broadridge's QuickVote™ system, which involves non-objecting beneficial owners of Company Shares being contacted by Morrow Sodali, which is soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the Shareholder's intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of management, which is recommending that Shareholders vote in favour of all the resolutions, Shareholders are not required to vote in the manner recommended by management. The QuickVote™ system is intended to assist Shareholders in placing their votes; however, there is no obligation to any Shareholders to vote using the QuickVote™ system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Information Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder's intermediary) as confirmation that his/her/its voting instructions have been accepted.

NOTICE-AND-ACCESS

The Company is using the Notice-and-Access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 Continuous Disclosure Obligations to distribute its proxy-related materials to Shareholders.

Under Notice-and-Access, rather than the Company mailing paper copies of the proxy-related materials and Annual Financial Statements and related management's discussion and analysis to Shareholders, the materials can be accessed online under the Company's profile on SEDAR at www.sedar.com and on the Company's website at https://ir.glasshousebrands.com/agm/. The Company has adopted this alternative means of delivery for its proxy- related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and- Access via pre- paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a Registered Shareholder, as defined below) or a voting instruction form (if you are a Beneficial Shareholder, as defined below), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company's financial statements and management's discussion and analysis for future financial statements.

Shareholders will not receive a paper copy of the Information Circular unless they contact the Company's transfer agent, toll free, at 1-888-290-1175. For Shareholders who wish to receive a paper copy of the Information Circular in advance of the voting deadline for the Meeting, requests must be received no later than June 9, 2023.

Shareholders with questions about Notice-and-Access may contact the Company's transfer agent, Odyssey Trust Company ("Odyssey") at 1-888-290-1175.

APPOINTMENT AND REVOCATION OF PROXIES

The information in this section applies to Shareholders who hold Company Shares registered in their own name and have a share certificate or direct registration system (DRS) statement (a "Registered Shareholder"). As a Registered Shareholder, you are identified on the share register maintained by Odyssey, the Company's register and transfer agent, as being a Shareholder.

Enclosed in the Notice Package is a form of proxy or voting instruction form for use at the Meeting. The persons named in the form of proxy or voting instruction form are directors and/or officers of the Company. Registered Shareholders have the right to appoint a person or company to represent them at the Meeting other than the persons named in the form of proxy. A Registered Shareholder submitting a proxy who wishes to appoint a person other than the management nominees identified on the form of proxy, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and following the instructions for submitting such form of proxy.

A Registered Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by an instrument in writing executed by the Registered Shareholder or by his, her or its attorney authorized in writing or, if the Registered Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMPANY SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Company Shares in their own name. Shareholders who do not hold their Company Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Company Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Company Shares will not be registered in the Shareholder's name on the records of the Company. Such Company Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker (an "Intermediary"). In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Company Shares held by Intermediaries or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries and their agents and nominees are prohibited from voting Company Shares for the Intermediary's clients. Therefore, Beneficial Shareholders should contact their broker or other Intermediary as soon as practicable to ensure that instructions respecting the voting of their Company Shares are communicated to the appropriate person.

Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of the securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs.

The Company is not sending the proxy-related materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Notice Package using Notice-and-Access to the Intermediaries for distribution to NOBOs. If you are a NOBO and the Company or its agent has sent the Notice Package directly to you, your name, address and information about your holdings of Company Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Company Shares on your behalf.

The Company's OBOs can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting materials to their OBOs. The OBO will not receive the proxy-related materials unless the OBO's Intermediary assumes the cost of delivery.

Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every Intermediary or broker has its own procedures for distributing proxy-related materials and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Company Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Company Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Company Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Company Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Company Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Company Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a Registered Shareholder and vote the Company Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Company Shares as proxyholder for a Registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

If you have any questions or need assistance in voting your form of proxy or voting instruction form, please contact Morrow Sodali, by telephone toll-free in North America at 1-888-999-3015 or collect call outside North America at 1-289-695-3075 or by email at assistance@morrowsodali.com.

VOTING OF PROXIES

If you are a Registered Shareholder and are unable to attend the Meeting, please exercise your right to vote by dating, signing and returning the form of proxy contained in the Notice Package to Odyssey, the transfer agent of the Company. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey by mail to: Odyssey Trust Company, Attention: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. You may also vote through the internet by going to https://login.odysseytrust.com/pxlogin and enter the 12 digit control number found on the form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 a.m. (Pacific Time) on June 21, 2023 or two business days preceding the date of any adjournment or postponement (excluding Saturdays, Sundays and holidays). If you are unable to attend the Meeting, we encourage you to complete the form of proxy contained in the Notice Package as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

All Company Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy in the Notice Package, the Company Shares represented by the proxy will be voted in accordance with such instructions, with the exception of Limited Voting Shares, which will not be voted in respect of the election for directors of the board of directors. In the absence of any such instructions, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The form of proxy contained in the Notice Package confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

As of the date of this Information Circular, the management of the Company knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Legal Proxy – U.S. Beneficial Shareholders

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, management of the Company is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the "Board") has fixed May 9, 2023 as the record date for notice of and for voting at the Meeting (the "Record Date"). Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Equity Share held (other than Limited Voting Shares in respect of the election for directors of the board of directors) and 50 votes for each Multiple Voting Share held, except to the extent that: (i) a Registered Shareholder has transferred the ownership of any Company Shares subsequent to the Record Date; and (ii) the transferee of those Company Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Company Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Company Shares at the Meeting. The transfer books will not be closed. A quorum for the transaction of business at the Meeting is present if two Shareholders who are present in person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together as is the case at this Meeting, at least 25% of the total issued and outstanding shares of such classes or series) are present.

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares, issuable in series with such terms as are determined by the Board from time to time ("Preferred Shares"). As of the Record Date, there were 57,663,395 Equity Shares, 4,754,979 Multiple Voting Shares and no Preferred Shares outstanding.

The Equity Shares are "restricted securities" or "restricted shares", as applicable, within the meaning of such term under applicable Canadian securities laws as (i) there is another class of Company Shares (namely, the Multiple Voting Shares) that carries a disproportionate vote per share relative to each class of Equity Shares, and (ii) the share terms of the Limited Voting Shares contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares (i.e., the Limited Voting Shares do not have votes in respect of the election of directors of the Company). The Company previously applied for and was granted exemptive relief from, among other applicable securities legislation, the requirements under Part 10 of NI 51-102 Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 Restricted Shares, relating to the use of restricted share terms. The relief was granted pursuant to an order dated June 29, 2021 (the "Relief Order").

As of the Record Date, the Equity Shares represent approximately 19.5% of the voting rights attached to outstanding voting securities of the Company and the Multiple Voting Shares represent approximately 80.5% of the voting rights attached to outstanding voting securities of the Company.

Principal Holders of Voting Securities

The following table sets out the information regarding ownership of Company Shares owned by each person who, to the knowledge of the directors and executive officers of the Company, beneficially owns, controls, or directs, indirectly or directly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company (with the Equity Shares being deemed to be one class pursuant to the terms of the Relief Order) as of the Record Date.

Name	Number and Type of Shares	Type of Ownership	Percentage of Issued and Outstanding Shares(1)(2)	Percentage of Votes Attaching to all Company Shares(2)
Kyle Kazan	2,025,244 Multiple Voting Shares	Direct and Indirect	42.6% of the Multiple Voting Shares	34.5%
	567,965 Equity Shares		1.0% of the Equity Shares

Graham Farrar	1,321,087 Multiple Voting Shares	Direct and Indirect	27.8% of the Multiple Voting Shares	22.7%
	912,746 Equity Shares		1.6% of the Equity Shares

Jamie Rosenwald	819,406 Multiple Voting Shares	Direct and Indirect	17.2% of the Multiple Voting Shares	14.8%
	2,804,405 Equity Shares		4.9% of the Equity Shares

Jocelyn Rosenwald	564,523 Multiple Voting Shares	Direct and Indirect	11.9% of the Multiple Voting Shares	9.7%
	559,995 Equity Shares		1.0% of the Equity Shares

Mercer Park L.P.	8,323,374 Equity Shares	Direct	14.4% of the Equity Shares	2.8%

Cornelius Houweling	6,500,000 Equity Shares	Direct	11.3% of the Equity Shares	2.2%

Notes:

(1)	Represents the beneficial ownership percentage of the applicable class of shares.
(2)	Total voting percentages differ from beneficial ownership percentages because the Multiple Voting Shares carry 50 votes per share compared to one vote per share for Equity Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be transacted at the Meeting. All resolutions that the Shareholders will be asked to vote upon at the Meeting in connection with seeking approval of such items of business, except for the Proposed Amendment (as defined herein), must be passed by a simple majority of the votes cast by Shareholders at the Meeting, in person or by proxy. The Proposed Amendment must be passed by the requisite majorities set forth under the heading "– Amendment to the Articles of the Company – Shareholder Approval".

Receive the Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2022 and the report of the auditor thereon will be received at the Meeting. The financial statements are available on SEDAR at www.sedar.com and are posted on the Company's website at https://ir.glasshousebrands.com/agm/.

Election of Directors

The term of office for each director is from the date of the Meeting at which he or she is elected until the next following annual meeting or until his or her successor is elected or appointed, unless they resign or are removed by the Shareholders prior thereto. At the Meeting, a board of eight directors will be proposed for election, and Shareholders will be asked to approve the election of each such director. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the election of each of the proposed nominees as directors of the Company to hold office until the next annual meeting of Shareholders. As the Company is currently majority controlled by its founders who hold 100% of the Multiple Voting Shares (in addition to Equity Shares), it is exempt from having to adopt a majority voting policy under the rules of the Neo Exchange (as defined herein). However, notwithstanding the foregoing, the Company follows a majority voting approach for the election of its directors such that, in order to be effective, the election of each individual director must be approved by a majority of votes (at least 50% plus one) cast by Shareholders who vote in person or by proxy at the Meeting.

The Articles contain an advance notice provision pertaining to the Shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors at any annual meeting of the Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice Provisions"). Pursuant to the Advance Notice Provisions, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than the close of business on May 24, 2023, being 30 days prior to the date of the Meeting.

The following table sets forth certain information regarding the nominees, their respective positions with the Company, present principal occupations, the period(s) during which they have served as a director of the Company and the approximate number of Equity Shares, Multiple Voting Shares and/or exchangeable shares in the capital of the Company's subsidiary MPB Acquisition Corp.(1) (the "Exchangeable Shares"), beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Record Date.

Name and Residence	Position held with the Company	Director Since	Principal Occupation	Company Shares and Exchangeable Shares(1) Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised(5)
Kyle Kazan(2) California, United States	Chairman, CEO and Director	June 29, 2021	Chief Executive Officer, GH Group, Inc. ("GH Group")	567,965 Equity Shares 2,025,244 Multiple Voting Shares 3,364,241 Exchangeable Shares

Graham Farrar(2) California, United States	President and Director	June 29, 2021	President, GH Group	912,746 Equity Shares 1,321,087 Multiple Voting Shares 306,563 Exchangeable Shares

Robert ("Jamie")	Director	June 29, 2021	Chief Business Development Officer and Head of National	861,557 Equity Shares

Name and Residence	Position held with the Company	Director Since	Principal Occupation	Company Shares and Exchangeable Shares(1) Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised(5)
Mendola(4) California, United States			Wholesale and Purchasing at AYR Wellness

Humble Lukanga(3) California, United States	Director	June 29, 2021	Chief Executive Officer and Founder, Life Line Financial Group	37,993 Equity Shares 179,779 Exchangeable Shares

Jocelyn Rosenwald(3) California, United States	Director	June 29, 2021	Director of Acquisitions and Asset Management, Beach Front Property Management	559,995 Equity Shares 564,523 Multiple Voting Shares

George Raveling(4) California, United States	Director	June 29, 2021	Self-Employed Consultant, Coaching for Success	29,220 Equity Shares

Hector De La Torre(3) California, United States	Director	June 29, 2021	Executive Director, Gasol Foundation	30,959 Equity Shares

Robert ("Bob") Hoban(4) Colorado, United States	Director	June 29, 2021	President of Hoban Law Group	32,141 Equity Shares

Notes:

(1)	The voting securities of MPB Acquisition Corp. consist of Class A common shares and the Exchangeable Shares. As of the Record Date, the Company holds all of the Class A common shares of MPB Acquisition Corp., entitling the Company to approximately 67.4% of the votes attached to all voting securities of MPB Acquisition Corp., and the holders of Exchangeable Shares are entitled to the remaining 32.6% of the votes attached to the voting securities of MPB Acquisition Corp. The Exchangeable Shares entitle the holders thereof to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, except that the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions. Until a holder's Exchangeable Shares are exchanged for the applicable Equity Shares, holders of Exchangeable Shares do not have the right to vote at the Company's shareholder meetings; they only have voting rights in MPB Acquisition Corp. Readers are referred to the Company's Annual Information Form dated March 31, 2023 for further information concerning the Exchangeable Shares, available on SEDAR at www.sedar.com.
(2)	Messrs. Kazan and Farrar and their respective affiliates hold securities of the Company carrying 10% or more of the voting rights attached to all voting securities of the Company, please see "Voting Securities and Principal Holders Thereof – Principal Holders of Voting Securities".
(3)	Member of the Audit Committee of the Board (the "Audit Committee"). Mr. Lukanga is the Chair of the Audit Committee.
(4)	Member of the Compensation, Nomination and Corporate Governance Committee of the Board (the "CN&CG Committee"). Mr. Hoban is the Chair of the CN&CG Committee.
(5)	The information as to the number of Company Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

Biographies

The following are brief profiles of the proposed directors of the Company.

Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer

Kyle Kazan is a seasoned investor and manager of private equity with almost three decades of domestic and international experience in repositioning troubled and mismanaged assets. He has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991, Mr. Kazan began investing in real estate, eventually launching many private equity funds comprised of institutional investors, family offices and high net worth individuals. During his career, he has owned and/or managed more than $6 Billion in real estate assets. He also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the Company. Since his early service as a special education teacher and law enforcement officer, Mr. Kazan has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition (http://LEAP.cc) and appearing in many media outlets ranging from CNN to Fox. He currently serves on the Board of Directors of Mission Green (https://www.theweldonproject.org/missiongreen) which is part of the Weldon Project whose mission is to gain the release of all non-violent cannabis prisoners. Mr. Kazan is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.

Graham Farrar, Director and President

Graham Farrar is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Mr. Farrar served as a board member for Heal the Ocean, was a founder and partner of e-book publishers iStoryTime Inc. and zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry.

Jamie Mendola, Director

Jamie Mendola is the Chief Business Development Officer and Head of National Wholesale and Purchasing at AYR Wellness, which is a multi-state operator in the cannabis industry. He is also a co-founder of Mercer Park Brand Acquisition Corp., the sponsor of the SPAC transaction with Glass House Brands. Prior to joining AYR's founding management team, Jamie was the Founder and CEO of Pacific Grove Capital, a long-short hedge fund which also launched one of the earliest dedicated SPAC funds in the United States. Mr. Mendola was also a former partner at Scout Capital, a multi-billion dollar hedge fund and had previous experience at J.P. Morgan, JLL Partners and Watershed Capital. Jamie also previously served on the Board of Directors of Monaker Group, a travel technology platform, prior to its sale to a strategic acquirer. He served on the Nominating and Governance Committee and was the Head of the Compensation Committee. Mr. Mendola has a B.S. from Binghamton University and M.B.A. from the Stanford Graduate School of Business.

Humble Lukanga, Director

Humble Lukanga is the Founder and CEO of LifeLine Financial Group, a premier business and wealth management firm serving world-class performers in sports, entertainment, and business. Born in the small village of Masaka, Uganda, where he endured genocide, famine, and extreme poverty, Humble and his family were granted political asylum in the U.S. when he was 11 years old, an event he calls, "the biggest blessing of my life." Humble earned his B.A and M.B.A. from the University of New Mexico, is a Certified Financial Planner (CFP®) and has a Personal Finance Planning degree from UCLA. Mr. Lukanga was named to The Hollywood Reporter's Top Business Managers list for 4 years running. His work and life story has been covered by The New York Times, ESPN, The Washington Post and The Hollywood Reporter. Humble currently sits on the board of the Africa-America Institute, a non-profit founded in 1953, that works to strengthen the bond between Africa and America through education, training, and dialogue. He also sits on the Board of Trustees of the University of New Mexico. Humble is passionate about social entrepreneurship, financial literacy, and philanthropy with a dedicated focus on the orphaned children of Uganda. An ambassador of hope, Humble has defied the odds in his journey and continues to inspire along the way.

Jocelyn Rosenwald, Director

Jocelyn Rosenwald began her career as a Teach For America Corps member in New York City. In 2011, she became a founding teacher at KIPP Star Elementary School and quickly became a teacher leader. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500 million portfolio of value-add real estate investments. In November of 2016, Ms. Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form the Company. She holds a B.A. from the University of Pennsylvania, an M.A. in Education from Hunter College, and an M.B.A. from UCLA Anderson School of Business.

George Raveling, Director

George Raveling was the first African American basketball coach in the Pac-8 (now Pac-12), the head coach at Washington State University, University of Iowa and USC, and the assistant coach of the medal-winning 1984 and 1988 U.S. Olympic teams. He was also a former Director of International Basketball at Nike and a former commentator for Fox Sports and CBS. Mr. Raveling was inducted into Naismith Memorial Basketball Hall of Fame, National Collegiate Hall of Fame, and was a recipient of John W. Bunn Lifetime Achievement Award. He is the author of two books and is a co-founder of The Daily Coach. George has a B.S. in Economics from Villanova University, where he is also inducted into the Villanova Hall of Fame.

Hector De La Torre, Director

Hector De La Torre was a member of California State Assembly representing southeast L.A. County from 2004 to 2010 and was a member of South Gate City Council for 8 years, including as a Mayor for 2 years. Hector is the Executive Director of Gasol Foundation, a nonprofit promoting children's wellness through programming, evaluation and research, and advocacy. He is also a board member of L.A. Care, the largest public nonprofit health plan in the U.S. and a Trustee of Occidental College. He was former chair of state Assembly Budget Subcommittee on Health & Human Services, Rules Committee, and Accountability & Administrative Review Committee, among others. Mr. De La Torre has been an appointed member of the California Air Resources Board since 2011, with a focus on goods movement and green technology. He is a graduate of Occidental College and completed graduate work at the Elliott School of International Affairs at the George Washington University.

Bob Hoban, Director

Bob Hoban is a 12-year veteran of the cannabis industry and Founder of Hoban Law Group, a global full-service commercial cannabis law firm and the first of its kind. He is the Co-Founder of Gateway Proven Strategies, a global cannabis industry consulting firm. Mr. Hoban has founded, created, bought, and sold over 15 of his own cannabis companies. He is widely recognized by a variety of publications and organizations as one of the most influential people in the global cannabis industry.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has been, at the date hereof or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties or Sanctions

To the knowledge of the Company, no director or proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Appointment of Auditor

Macias Gini & O'Connell LLP is the auditor of the Company, and was first appointed auditor on June 29 2021. At the Meeting, Shareholders will be asked to re-appoint Macias Gini & O'Connell LLP as auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditor's remuneration.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the appointment of Macias Gini & O'Connell LLP as the auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditor.

Amendment to the Articles of the Company

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve, an amendment (the "Proposed Amendment") to the articles of the Company in order to extend the automatic termination of the multi- class structure of the Company and to maintain such multiple-class structure of the Company until June 29, 2027, upon which time it shall be automatically terminated.

As at the date hereof, the authorized share capital of the Company consists of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares. Each Equity Share entitles the holder thereof to one vote per share, whereas each Multiple Voting Share entitles the holder thereof to 50 votes per share.

With the Proposed Amendment, the Multiple Voting Shares and the Equity Shares would retain their current voting ratio of fifty (50) votes per share and one (1) vote per share, respectively, and all of the other rights and restrictions attached to the Multiple Voting Shares and Equity Voting Shares would remain the same. For the particular voting rights and restrictions attached to the Multiple Voting Shares and the Equity Shares, see "Voting Securities and Principal Holders Thereof" in this Information Circular.

As at the date hereof, 4,754,979 Multiple Voting Shares are issued and outstanding, representing, in the aggregate, approximately 80.5% of the voting rights attached to all of the outstanding shares of the Company. All of the Company's Multiple Voting Shares are currently beneficially owned by the individuals who received Multiple Voting Shares in connection with the Business Combination (as defined below) (the "Founders").

The special shareholders' resolution approving the Proposed Amendment and amending the articles of the Company (the "Amendment Resolution") is reproduced in Schedule "B" hereto.

Background to the Proposed Amendment

Initial Implementation of High-Vote Structure

On June 29, 2021, the Company (then known as Mercer Park Brand Acquisition Corp.) and GH Group, Inc. completed a qualifying transaction under the rules of the NEO Exchange (the "Business Combination") that resulted in (i) the reverse take-over of the Company by the securityholders of GH Group, Inc., (ii) the Company changing its name to "Glass House Brands Inc.", and (iii) the Company reorganizing its capital structure by creating multiple classes of shares, including the Restricted Voting Shares, the Limited Voting Shares, the Subordinate Voting Shares and the Multiple Voting Shares.

The Multiple Voting Shares were issued to the Founders at the time of the Business Combination with the intention of giving the Founders the opportunity to build the business of the Company while the applicable U.S. legal regime developed at a state and federal level.

Background to the Proposed Amendment

In early April 2023, Mr. Kazan initiated discussions with the broader leadership team regarding the possibility of extending the high-vote share structure beyond the initial "sunset" date of June 29, 2024. At that time, management of the Company contacted Bennett Jones LLP ("Bennett Jones"), legal counsel to the Company, to conduct a legal analysis of precedents and review any potential legal issues arising from such a proposed amendment. Bennett Jones advised management that such an amendment would require the approval of the Shareholders at a duly convened meeting of Shareholders.

In late April 2023, as management of the Company and Bennett Jones were preparing the materials for an annual meeting of shareholders of the Company then planned to be held in June 2023, discussions regarding the possibility of implementing the Proposed Amendment resumed. These discussions continued into mid-May 2023, as management informed Bennett Jones that the Founders and the Company wished to extend the "sunset" date for an additional three- year period, i.e., until June 29, 2027. After review of various multiple voting share structures in the cannabis industry and the long term strategic plan of the Company, management of the Company and the Founders agreed to propose that the articles of the Company be amended such that the high-vote share structure of the Company would automatically expire on the sixth anniversary of the initial issuance of the Multiple Voting Shares, or June 29, 2027, at which point the Multiple Voting Shares would be redeemed for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time).

The Proposed Amendment would not otherwise affect the expiration of the Multiple Voting Shares and they would continue to be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the articles of the Company) of the original holder upon the first issuance thereof.

Information Reviewed and Considered by the Non-Conflicted Directors

As part of its review process and in addition to the aforementioned considerations, the directors of the Company who do not beneficially own any Multiple Voting Shares (the "Non-Conflicted Directors") considered and reviewed a substantial amount of information, in consultation with counsel, including the following:

•	the articles of the Company, as currently in force;

•	a summary of the Proposed Amendment;

•	a review of certain current and historical commentary from, among others, shareholders, analysts and institutional shareholder advisory firms regarding dual class structures and governance structures (including with respect to the Company);

•	potential implications for the Company in the event that the Proposed Amendment is not approved or is announced and subsequently withdrawn or otherwise not made;

•	a review of the shareholding base of the Company, including a list of the Company's largest shareholders; and

•	advice from counsel as to the role and duties of the Non-Conflicted Directors in their review of the Proposed Amendment.

The Non-Conflicted Directors also considered other elements that are important to the business of the Company, such as the level of experience and expertise that the Founders continue to bring to the Company and the preservation of the long-lasting relationship developed by Mr. Kazan and the other Founders with a number of stakeholders and with the investment community.

Non-Conflicted Directors Compensation

The Non-Conflicted Directors did not receive any special compensation for their work in reviewing the Proposed Amendment.

Recommendation of the Non-Conflicted Directors and Reasons for the Recommendation

Reasons for the Recommendation

In reaching its conclusions to recommend to the Board the approval of the Proposed Amendment, and to submit to the Shareholders the Proposed Amendment and recommend to the Shareholders to approve it and vote in favour of the Proposed Amendment, the Non-Conflicted Directors considered, among other things, the following factors.

a)	Long-term Strategy of Glass House. The Multiple Voting Shares were issued in June 2021 with the intention of giving the Founders the opportunity to build the business of the Company while the applicable U.S. legal regime developed at a state and federal level. The Non-Conflicted Directors believe that this rationale remains applicable and the Proposed Amendment would allow the Founders to continue to pursue their vision for the Company with an expected runway long enough to reach a stabilization of the legal regime governing the Company's business.

b)	Commitment and Focus of Founders. The Founders have remained fully invested in the Company, having retained all of their original shareholdings, and in the view of the Non-Conflicted Directors have been instrumental in bringing the Company to its current stage with positive cash-flow.

c)	Executive Team Continuity. The Non-Conflicted Directors are of the view that the Proposed Amendment would ensure continuity of an executive team that has succeeded in lining the Company up for what it hopes to be outsized growth as the legal regime in the United States becomes more favorable to the Company's business.

d)	Protection Against Shareholders Focused on Short Term Returns. The Non-Conflicted Directors believe that the Company is currently undervalued and has significant growth potential through the continued pursuit of the Founders' long-term vision. The Non-Conflicted Directors believe that the Proposed Amendment would help the Company protect itself from pressure from investors that might seek to take advantage of the undervalued Equity Shares to force the Company to take steps that only maximize short term returns, that jeopardize its long-term strategy or that preclude long-term value creation.

e)	Approval by Minority Shareholders. The Proposed Amendment will be subject to a separate vote by the holders of each class of Equity Shares, including a "majority of the minority" vote (in accordance with MI 61-101), which excludes the Equity Shares owned by the Founders and entities over which they exercise control.

f)	Coattail Agreement. The Proposed Amendment, if approved by the Shareholders and effected, will not affect the existing coattail agreement of the Company (the "Coattail Agreement"), which will be extended accordingly and ensures that equal treatment is afforded to the holders of each class of Equity Shares relative to the Multiple Voting Shares in a take-over bid situation.

g)	Competitors. High-profile companies in the medical and/or recreative cannabis and/or hemp industries have extended the sunset on the high-vote shares issued to their founders, in some cases without any pre- determined "sunset" date. This reinforces the view of the Non-Conflicted Directors that the Proposed Amendment is reasonable considering market comparators.

h)	Other Factors. The Proposed Amendment was also considered with reference to the current economic, industry and market trends affecting Glass House, the specifics of the business, operations, property, assets, financial condition, operating results and prospects of Glass House and the then-historical trading price and trading volume of the Equity Shares.

In the course of its deliberations, the Non-Conflicted Directors also identified and considered a variety of risks and potentially negative factors in connection with the Proposed Amendment, including, but not limited to the following:

a)	Absence of Fairness Opinion. The Non-Conflicted Directors were not presented with a so-called "fairness opinion" from an independent financial advisor (as no consideration is payable to Shareholders in respect of the Proposed Amendment) and, as such, the Non-Conflicted Directors could not rely on such a fairness opinion in its determination that the Proposed Amendment is in the best interest of the Company.

b)	Realization of Benefits. Despite the Proposed Amendment, the Company may fail to realize the growth opportunities and its long-term strategy currently anticipated due to challenges outside the control of the Company such as changing market trends, retention of personnel and other economic factors. In addition, the Founders' long-term vision and focus may fail to yield the expected benefits for the Company.

c)	Obtention of Shareholder Approval. The adoption and effect of the Proposed Amendment is subject to approval of the holders of each class of Equity Shares, including a "majority of the minority vote", and there is no certainty that such approval will be obtained.

d)	Negative Reception from Market and Shareholders. The filing of this Information Circular will alert the financial markets and the Shareholders of the intention of the Company to extend the expiration of the dual- class share structure of the Company provided for in the articles of the Company, and there is no guarantee that investors, Shareholders and analysts will welcome the Proposed Amendment favorably, and the trading price and trading volume of the Equity Shares may be negatively affected.

e)	Failure to Complete the Proposed Amendment. If the Proposed Amendment is not effected, a fair amount of cost, time and effort of Glass House and its management team will have been diverted away from other aspects of Glass House's business activities without any benefit.

The foregoing summary of the information and factors considered by the Non-Conflicted Directors is not intended to be exhaustive, but includes a summary of the material information and factors (positive and negative) considered in approving the Proposed Amendment. In view of the variety of factors and the amount of information considered in connection with the Proposed Amendment, the Non-Conflicted Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Non-Conflicted Directors may have assigned different weights to different factors.

Recommendation of the Non-Conflicted Directors

Having undertaken a thorough review of, and carefully considered, the Proposed Amendment, including consulting with legal counsel, the Non-Conflicted Directors (i) unanimously concluded that the Proposed Amendment is in the best interest of the Company, and (ii) unanimously recommended that the Board approve the Proposed Amendment and recommend that holders of Equity Shares (other than the Founders and their affiliated and associated entities) vote in favour of the Proposed Amendment.

Board Evaluation Process

The Proposed Amendment was initially brought before members of the Board in April 2023 due to management's view that an extension of the "sunset" date for the Multiple Voting Shares would be beneficial to the Company in light of the existing U.S. legal regime related to the Company's business, the position of the Company within its market, and the approach taken to high-vote "sunset" provisions by the Company's competitors.

On May 11, 2023, the Board met to consider potential options to address the "sunset," including, inter alia, the Proposed Amendment. All of the directors attended the portion of the meetings related to the Proposed Amendment, except Mr. Kyle Kazan, Chairman and CEO of the Company, Mr. Graham Farrar and Ms. Jocelyn Rosenwald, each of whom is a holder of Multiple Voting Shares.

Subsequently, the Non-Conflicted Directors advised the Board that it had (i) unanimously concluded that the Proposed Amendment is in the best interest of the Company, and (ii) unanimously recommended that the Board approve the Proposed Amendment and recommend that holders of Equity Shares (other than the Founders and their affiliated and associated entities) vote in favour of the Proposed Amendment.

After hearing the determinations and recommendation of the Non-Conflicted Directors, the Board (excluding the Founders) discussed the Proposed Amendment.

Recommendation of the Board of Directors

As a result of its discussions and after careful consideration of, among other things, the report of the Non-Conflicted Directors and its unanimous recommendation, the Board (excluding the Founders) unanimously concluded that the Proposed Amendment is in the best interest of the Company and unanimously recommended that holders of each class of Equity Shares (other than the Founders and their affiliated and associated entities) vote IN FAVOUR of the Proposed Amendment.

Absence of Appraisal Rights

Shareholders who do not vote in favour of the Proposed Amendment will not have the right to receive "fair value" for their Equity Shares under applicable corporate law.

Description of the Multiple Voting Shares and Equity Shares Following the Amendment

The attributes of the Multiple Voting Shares and the Equity Shares after giving effect to the Proposed Amendment will be substantially as described below under the heading "Voting Securities and Principal Holders Thereof" and will not materially change from the current voting rights, except that the automatic termination of the dual-class structure of the Company will not occur on June 29, 2024 as currently contemplated, but rather on June 29, 2027.

Shareholder Approval

Subject to the minority approval requirements set out below under the heading "Minority Approval", pursuant to the BCBCA and the articles of the Company, the Company may, by special resolution of its Shareholders, change the special rights or restrictions attached to issued shares of the Company. Accordingly, Shareholders are being asked to consider the Amendment Resolution. Notwithstanding the foregoing, the Amendment Resolution authorizes the Board, in its sole discretion, to revoke the Amendment Resolution before it is acted on and to not proceed with the Proposed Amendment without further shareholder approval.

The Board is unanimously recommending that Shareholders (other than the Founders and their affiliated and associated entities) vote FOR the Amendment Resolution. The management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR the Amendment Resolution approving the Proposed Amendment.

Pursuant to the BCBCA and the articles of the Company, in order for the Proposed Amendment to be effective, the Amendment Resolution must be approved by at least two-thirds (⅔) of the votes cast at the Meeting by all holders of the Multiple Voting Shares, the Subordinate Voting Shares, the Restricted Voting Shares and the Limited Voting Shares present in person or represented by proxy, voting together as a single class.

In addition, pursuant to the BCBCA and the articles of the Company, in order for the Proposed Amendment to be effective, the Amendment Resolution must also be approved by at least two-thirds (⅔) of the votes cast at the Meeting by all holders of the Subordinate Voting Shares, the Restricted Voting Shares and the Limited Voting Shares present in person or represented by proxy, each voting separately as a class.

Minority Approval

The Company is a reporting issuer under applicable Canadian securities legislation and is, among other things, subject to applicable securities laws, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. The Proposed Amendment may be a "related party transaction" under paragraph (h) of the definition of "related party transaction" in MI 61-101 since the Proposed Amendment consists in amending the terms of the Multiple Voting Shares, which is a security of the Company a majority of which is beneficially owned or over which control is exercised, directly or indirectly, by the Founders, each being a "related party" (as such term is defined in MI 61-101) of the Company. The Proposed Amendment is not subject to the formal valuation requirements of Section 5.4 of MI 61-101 as it is not a transaction described in paragraphs (a) through (g) of the definition of "related party transaction" in MI 61-101.

MI 61-101 requires that, in addition to any other required security holder approval, a related party transaction be subject to "minority approval" (as defined in MI 61-101, which excludes the votes of certain interested parties as described below) of every class of "affected securities" of the issuer, in each case, voting separately as a class. The Equity Shares are considered to be "affected securities" under MI 61-101. As a result, the approval of the Proposed Amendment will require the affirmative vote of a simple majority of the votes cast by the holders of each class of Equity Shares excluding the votes attached to the Equity Shares that are beneficially owned or over which control or direction is exercised by the Founders, any "related party" of the Founders within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Proposed Amendment. Since all the Multiple Voting Shares are beneficially owned by the Founders, the Multiple Voting Shares may not be voted for the purpose of confirming that the requisite minority approval under MI 61-101 has been obtained.

Accordingly, pursuant to the requirements of the BCBCA, the articles of the Company and MI 61-101, in order for the Proposed Amendment to be approved, the Amendment Resolution must be approved by:

(i)	at least two-thirds (⅔) of the votes cast at the Meeting by all holders of Equity Shares and Multiple Voting Shares present in person or represented by proxy, voting together as a single class;

(ii)	at least two-thirds (⅔) of the votes cast at the Meeting by all holders of Subordinate Voting Shares present in person or represented by proxy, voting as a class;

(iii)	at least two-thirds (⅔) of the votes cast at the Meeting by all holders of Restricted Voting Shares present in person or represented by proxy, voting as a class;

(iv)	at least two-thirds (⅔) of the votes cast at the Meeting by all holders of Limited Voting Shares present in person or represented by proxy, voting as a class; and

(v)	for the purpose of confirming the requisite minority approval under MI 61-101 has been obtained, a simple majority of the votes cast at the Meeting by the holders of each class of Equity Shares, excluding the votes attached to the following shares (the numbers shown are those known to the Company as at the date of this Information Circular, after reasonably inquiry): 4,845,113 Equity Shares beneficially owned or over which control or direction is exercised by the Founders; and the Equity Shares beneficially owned or over which control or direction is exercised by related parties of the Founders and persons acting jointly or in concert with the Founders (including affiliated and associated entities), if any.

Events Subsequent to the Approval

Should the Shareholders approve the Amendment Resolution in the manner described under "Shareholder Approval" above, the Company will file with the British Columbia Registrar of Companies a notice of alteration (the "Notice of Alteration") declaring that the articles of the Company have been amended by the Proposed Amendment, unless the Board revokes the Amendment Resolution prior to the filing of the Notice of Alteration, which it may do in its sole discretion.

If the Proposed Amendment is approved at the Meeting, the Company currently expects that the Notice of Alteration will be filed on or about June 26, 2023, the first business day following the Meeting date at which the Proposed Amendment will become effective.

Finally, subject to the approval of the Proposed Amendment at the Meeting and the filing of the Notice of Alteration thereafter, the Board will need to make any correlative amendment of a "housekeeping" nature to the Coattail Agreement as it deems necessary or advisable in order to reflect the Proposed Amendment. These housekeeping amendments would not modify the substance of the Coattail Agreement, which is designed to ensure that equal treatment is afforded to the holders of each class of Equity Shares relative to the Multiple Voting Shares in a take- over bid situation.

Risk Factors

If the Amendment Resolution is approved by the Shareholders, the Company will be authorized to implement the Proposed Amendment. The following are certain factors relating to the implementation of the Proposed Amendment. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, the trading price and trading volume of the Equity Shares on the NEO Exchange and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected.

Neither the Board nor the Non-Conflicted Directors obtained a fairness opinion in determining whether or not to pursue the Proposed Amendment

Neither the Board nor any committee thereof has obtained an opinion from an independent investment banking or accounting firm that the Proposed Amendment is fair from a financial point of view (as no consideration is payable to Shareholders in respect of the Proposed Amendment). In analyzing the Proposed Amendment, the Non-Conflicted Directors considered and reviewed a substantial amount of information, in consultation with counsel, including the following: (i) the Articles, as currently in force; (ii) a summary of the Proposed Amendment; (iii) a review of certain current and historical commentary from, among others, shareholders, analysists and institutional shareholder advisory firms regarding dual class structures and governance structures (including with respect to the Company); (iv) a review of the shareholding base of the Company, including a list of the Company's important shareholders; and (v) advice from counsel as to the role and duties of the Non-Conflicted Directors in its review of the Proposed Amendment. The Board, following the recommendation of the Non-Conflicted Directors, had the opportunity to ask questions to the members of the Non-Conflicted Directors, management of the Company and counsel to the Company. In light of the foregoing, the Non-Conflicted Directors and the Board (except the Founders) unanimously concluded that the Business Combination was in the best interest of the Company. Accordingly, investors will be relying solely on the judgment of the Non-Conflicted Directors and the Board in that respect, and the Non-Conflicted Directors and the Board may not have properly evaluated the Proposed Amendment. The lack of a third-party fairness opinion may also lead to an increased number of shareholders to vote against the Proposed Amendment or a downturn in the trading price of Equity Shares, which could potentially impact the Company's ability to consummate the Proposed Amendment.

Expected benefits of the Proposed Amendment and implementation and success of the long-term strategy of the Company may fail to be realized

There is no guarantee that the benefits and positive factors considered by the Non-Conflicted Directors and the Board in determining that the Proposed Amendment is in the best interest of the Company will materialize. Furthermore, despite the implementation of the Proposed Amendment following Shareholder approval, the Company may fail to realize the growth opportunities and its long-term strategy currently anticipated due to challenges outside the control of the Company such as changing market trends, retention of personnel and other economic factors. In addition, the Founder's long-term vision and focus may fail to yield the expected benefits for the Company. Failure to realize the benefits of the Proposed Amendment or the successful implementation of the long-term strategy of the Company may have an adverse effect on the Company's business, financial condition or results as well as on the trading price and trading volume of the Equity Shares.

Failure to obtain required approval in favour of the Proposed Amendment

The completion of the Proposed Amendment is subject to obtaining the requisite approval from Shareholders. Failure to obtain such Shareholders' approval would result in the Proposed Amendment not being completed due to condition precedents not being satisfied, and may adversely affect the business, financial condition or results of the Company. In addition, if the Proposed Amendment is not effected, a fair amount of cost, time and effort of Glass House and its management team will have been diverted away from other aspects of Glass House's business activities without any benefit, which may have an adverse material effect on the Company's business, financial condition or results.

The implementation of the Proposed Amendment could be delayed or may not occur at all

Under the Amendment Resolution, the Board will retain the right, at its discretion, to refrain from effecting the Proposed Amendment and to revoke the Amendment Resolution, even if approved by the Shareholders, if, for any reason, the Board deems it is not in the best interest of the Company to follow through on the Proposed Amendment. Likewise, the Board could, at its discretion, delay the filing of the Notice of Alteration effecting the Proposed Amendment if it determined it is in the best interest of the Company to do so at a specific time. A delay in the implementation of the Proposed Amendment, or the revocation of the Amendment Resolution by the Board, could create uncertainty in the market and around the Company's business and prospects, and could have a material adverse effect on the trading price and trading volume of the Equity Shares.

The market price and trading volume of the Equity Shares may materially decrease or experience increased fluctuation following announcement of the Proposed Amendment

There is no guarantee that investors, Shareholders and analysts will welcome the Proposed Amendment favorably, and the trading price and trading volume of the Equity Shares may be negatively affected. The market price and trading volume of the Equity Shares may materially decrease or experience increased fluctuation due to a variety of factors relating to the Proposed Amendment— whether or not it is implemented—and the Company's business and assets, including announcements of new developments pertaining to the Proposed Amendment or the Company's ongoing business and operations, fluctuations in the Company's operating results, failure to meet analysts' expectations, public announcements made with respect to the Proposed Amendment and general market conditions of the worldwide economy. The effects of these and other factors on the market prices and trading volume of the Equity Shares may result in volatility in the trading prices of the Equity Shares. The market price and trading volume of the Equity Shares may be affected by numerous factors beyond the control of the Company. There can be no assurance that the market price and/or trading volume of the Equity Shares will not materially decrease or experience significant fluctuations in the future, whether or not the Proposed Amendment is completed, including fluctuations that are unrelated to the Proposed Amendment and the Company's performance.

Consideration of Other Business

Following the conclusion of the former business to be conducted at the Meeting, we will consider such other business, if any, that may properly come before the Meeting or any adjournment(s) thereof. As at the date hereof, management of the Company is not aware of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, other than those mentioned in said Notice of Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to each of the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), and the three next most highly compensated executive officers of the Company, if any, whose individual total compensation was more than C$150,000 for the year ended December 31, 2022 (collectively, the "Named Executive Officers" or "NEOs"), and to the directors of the Company. During the year ended December 31, 2022, the Named Executive Officers of the Company were Kyle Kazan, Chairman and CEO, Mark Vendetti, CFO, Graham Farrar, President, Hilal Tabsh, Chief Revenue Officer and Benjamin Vega, General Counsel and Corporate Secretary.

Unless otherwise indicated, all references to "dollars", "$" or "US$" in this section, and elsewhere in this Information Circular, refer to United States dollars which is the Company's reporting currency.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company operates in a dynamic and rapidly evolving market. To succeed in this environment and to achieve business and financial objectives, the Company needs to attract, retain and motivate a highly talented team of executive officers. The Company expects the team of executive officers to possess and demonstrate strong leadership and management capabilities, as well as foster the Company's company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

The Company's executive officer compensation program is designed to achieve the following objectives:

•	provide market competitive compensation opportunities in order to attract and retain talented, high performing and experienced executive officers, whose knowledge, skills and performance are critical to the Company's success;

•	motivate the Company's executive officers to achieve the Company's business and financial objectives;

•	align the interests of the Company's executive officers with those of the Company's Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Company's business; and

•	balance achieving short-term results and creating long-term sustainable value to Shareholders by providing incentives that encourage the Company's executive officers to take appropriate levels of risk and that enforce a strong pay for performance relationship.

•	incentivize Earnings Before Interest Depreciation and Amortization ("EBITDA")(1) targets set by the Company for individuals with responsibility or other related functions, for example:

•	For all Company executives if EBITDA for the Company, on a consolidated basis, exceeds $55,000,000 for any three-month period then all executives will have 25% of either: (i) all of their equity incentive plan grants or (ii) the restricted stock units granted by the Company, excluding the replacement RSUs issued in exchange for the cancellation of previously held restricted stock units of GH Group on completion of the Business Combination (the "Performance RSUs"), will be accelerated.

•	Certain executives will have one or more of the following performance-based targets:

•	If EBITDA for the Company, on a consolidated basis, exceeds $25,000,000 for any three- month period certain executives will have 16.67% of either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If EBITDA for the Company's consumer packaged goods business, on a consolidated basis, exceeds $23,000,000 for any three-month period certain executives will have 16.67% either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If EBITDA from the Company's Camarillo facility, on a consolidated basis, exceeds $31,000,000 for any three-month period certain executives will have 16.67% of either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If the Company completes seven or more mergers and acquisitions or the total acquisition consideration exceeds $100,000,000 (excluding the Company's transaction with Element 7 and the acquisition of the real estate for the Camarillo facility) certain executives will have 16.67% either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

The Company expects to establish an appropriate comparator group for the purposes of setting future compensation to the NEOs.

Note:

(1)        EBITDA is a non-GAAP financial measure, and is calculated based on Net Loss (being the most directly comparable GAAP financial measure) adjusted for interest and financing costs, income taxes, depreciation, and amortization. EBITDA is not a standardized financial measure under United States GAAP and might not be comparable to similar financial measures disclosed by other companies. The Company uses this metric to measure its core financial and operating performance for business planning purposes. In addition, the Company believes investors use both GAAP and non-GAAP financial measures to assess management's past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry. This non-GAAP financial measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For further information on non-GAAP financial measures, please refer to the Company's managements' discussion and analysis of financial conditional and results of operations for the year ended December 31, 2022 under the heading "Non-GAAP Financial Measures", available under the Company's profile at www.sedar.com and on the Company's website.

Elements of Executive Compensation

The compensation of NEOs of the Company currently includes two main elements: (a) base salary; and (b) long-term equity incentives, which consisted of stock options and restricted stock unit awards during 2022, granted under the Equity Incentive Plan (as defined herein), and any other equity plan that may be approved by the Board from time to time.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Company's success, the NEO's experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Long-Term Incentives

Long-term incentive ("LTI") compensation awards under the Equity Incentive Plan provide continual motivation for the Company's officers, employees and consultants to achieve business and financial objectives and align their interests with the long-term interests of the Company's Shareholders. The purpose of the LTI program is to promote alignment of interests between employees and Shareholders, and to support the achievement of the Company's longer- term performance objectives, while also promoting long-term retention.

The Company believes that the best method to attract and retain executive talent and to align interests between the Company's shareholders and the executives is to prioritize share-linked compensation. Such prioritization benefits the Company as it reduces the cash cost of attracting and retaining executives, a valuable benefit given that the sector that the Company operates in continues to experience higher costs of capital than comparable businesses operating outside of the cannabis sector. As a result, the Company approved the granting of new long-term equity-backed incentives. All new grants by the Company to executives have a standard three-year vesting schedule with performance based accelerations (excluding those issued as replacement for the cancellation of GH Group equity-based compensation under the Business Combination). For the reasons identified above, the Company has not as of the date of this document, and does not expect in the near term, to pay any bonuses to executives.

Risks Analysis

The CN&CG Committee considered risks associated with executive compensation and does not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. The following compensation program attributes help mitigate risk: (i) NEOs are compensated through the granting of Options and RSUs (each as defined below), which is compensation that is both "at risk" and associated with long-term value creation; (ii) the value of such compensation is dependent upon Shareholder return over the Option and RSU vesting periods; (iii) the compensation program utilizes multiple performance measures; (iv) the CN&CG Committee applies judgement when determining individual payouts; and (v) individual payout caps are applicable, all of which leads to the CN&CG Committee believing that the Company's compensation programs and policies are not likely to lead to excessive risk taking that could have a material adverse effect on the Company.

Compensation Governance

The Company's CN&CG Committee is responsible for overseeing the Company's compensation policies, processes and practices. The CN&CG Committee is also responsible for evaluating performance in determining the compensation of the NEOs, and seeks input from the Board to ensure feedback is thorough and robust. The CN&CG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Company's risk profile. The Board has established a written charter for the CN&CG Committee setting out its responsibilities for administering the Company's compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to the Company's directors and executive officers.

The members of the CN&CG Committee are Bob Hoban, Jamie Mendola and George Raveling. The CN&CG Committee is chaired by Mr. Hoban, President of Hoban Law Group. Mr. Hoban brings valuable knowledge and expertise to the CN&CG Committee. Mr. Hoban has served as a corporate attorney, with a focus on securities and M&A, for over twenty years. In the course of doing so, Mr. Hoban has served, in effect, as general counsel for dozens of businesses. In that content, Mr. Hoban has garnered a depth of experience on executive compensation issues, the related regulatory matters, and the public reporting thereof. In addition, Mr. Hoban has served in a C-Suite capacity on at least six (6) occasions where he has been primarily responsible for establishing individual and policy-based executive compensation for companies (with over 200 employees) for which he has served. Other than Mr. Mendola, all of the members of the CN&CG Committee are independent directors in that they do not have a direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of the director's independent judgment. The CN&CG Committee also evaluates its own performance on an annual basis. A copy of the CN&CG Committee Charter can be found on the Company's website at www.ir.glasshousebrands.com.

The CN&CG Committee is tasked with establishing an executive compensation program, which includes any share- based awards, option-based awards or the establishment of any non-equity incentive plans. The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any share-based awards or options to be granted) are determined by the CN&CG Committee.

Insider Trading Policy

All of the Company's directors, managers, officers and employees, and certain consultants and other individuals, are subject to the Company's Insider Trading Policy, which prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from disclosing inside information pursuant to the Insider Trading Policy. Such individuals, including the NEOs are only permitted to trade in the Company's securities during prescribed trading windows. Furthermore, certain individuals, including the NEOs and directors, must pre- clear any proposed trade in securities of the Company with an Insider Trading Policy Administrator to ensure there is no inside information that has not generally been disclosed. A copy of the Company's Insider Trading Policy can be found on the Company's website at www.ir.glasshousebrands.com.

Restrictions on Hedging

Under the Company's Insider Trading Policy, directors, executives and certain other employees are prohibited from entering into hedging transactions involving the Company's securities, such as short sales, puts and calls.

Performance Graph

The following graph shows the Company's cumulative total Shareholder return since May 13, 2019, the date the Company's shares began trading on the Neo Exchange, to December 31, 2022, compared to the Russell Small Cap Completeness Index and the Advisorshares Pure US Cannabis ETF (which began trading in September 2020).

The Company's executive compensation is largely share-based with a standard vesting schedule that lasts for three years. As a result of using share-based compensation, the performance in share price directly affects the largest portion of the Company's executive compensation as such compensation, for executives present at the time of the Business Combination, included stock options with fixed exercise prices. The result is that the 80% decrease in share price during the above period had the effect of decreasing the value of the total compensation for those executives present at the time of the Business Combination by approximately 72% to 75%. The total compensation for the executives who joined the Company after the Business Combination decreased by approximately 36% to 42% from the date they joined the Company until the end of the period shown above, which in each case is closely correlated to the decrease in the Company's share price during the relevant period. In general, there is a strong correlation between the trends shown in the performance graph shown above and the compensation for executives during the same period or, if applicable, the period since such executive joined the Company. Share price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our executive compensation decisions, including operational and strategic performance and individual performance.

Summary Compensation Table

The following table sets forth the compensation earned by, paid to or awarded to the Company's NEO's for the period from June 29, 2021, being the date the Company completed the Business Combination, to December 31, 2022:

						Non-equity incentive plan compensation
Name and principal position of NEO	Year	Salary	Share-based awards		Option- based awards (10)	Annual incentive plans	Long- term incentive plans	Pension Value(1)	All other compensation		Total compensation
Kyle Kazan	2022	$360,000	–		–	–	–	–	–		$360,000
Chairman, CEO and Director	2021	$201,753	$5,009,920	(5)	–	–	–	–	–		$5,211,673
Graham Farrar	2022	$337,000	–		–	–	–	–	–		$337,000
President and Director	2021	$179,069	$7,167,730	(6)	–	–	–	–	–		$7,346,799
Mark Vendetti(2)	2022	$330,000	–		–	–	–	–	–		$330,000
CFO	2021	$89,146	$1,149,000	(7)	–	–	–	–	–		$1,238,146
Hilal Tabsh(3)	2022	$178,846	$1,170,000	(8)	–	–	–	–	$51,699	(11)	$1,400,545
Chief Revenue Officer	2021	–	–		–	–	–	–	–		–
Benjamin Vega(4)	2022	$46,154	$1,044,000	(9)	–	–	–	–	–		$1,090,154
General Counsel and Corporate Secretary	2021	–	–		–	–	–	–	–		–

Notes:

(1)	The Company did not have a defined benefits plan or defined contributions plan during 2022.

(2)	Mr. Vendetti was appointed CFO effective October 1, 2021.

(3)	Mr. Tabsh was appointed Chief Revenue Officer on May 16, 2022 and was not employed by the Company in 2021.

(4)	Mr. Vega was appointed General Counsel and Corporate Secretary on October 24, 2022 and was not employed by the company in 2021.

(5)	500,992 RSUs valued at $10 per share at the time of the Business Combination, excludes 359,249 unvested RSUs issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(6)	716,773 RSUs valued at $10 per share at the time of the Business Combination, excludes 100,092 unvested RSUs issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(7)	In connection with Mr. Vendetti' s appointment as Chief Financial Officer in 2021, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,149,000), to further align his interests with those of Shareholders and as a retention tool.

(8)	In connection with Mr. Tabsh's appointment as Chief Revenue Officer in 2022, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,170,000), to further align his interests with those of Shareholders and as a retention tool.

(9)	In connection with Mr. Vega's appointment as General Counsel and Corporate Secretary in 2022, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,044,000), to further align his interests with those of Shareholders and as a retention tool.

(10)	Excludes unvested stock options issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(11)	Includes a one-time cash sign-on bonus of $25,000, reimbursements for relocation expenses and car allowance.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the option-based and share-based awards granted to the Company's NEOs that were outstanding as at December 31, 2022.

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)(2)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-Money Options(1)	Number of Company Shares or Units of Company Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(1)
Kyle Kazan	132,768	$2.49	10/1/2024	–	292,278	$572,865	–
Chairman, CEO and Director	13,185	$3.39	1/25/2026	–
	15,254	$3.39	4/17/2025	–
Graham Farrar	132,768	$2.26	10/1/2024	–	811,865	$1,591,255	–
President and Director	13,185	$3.08	1/25/2026	–
	11,514	$3.08	4/17/2025	–
Mark Vendetti CFO	–	–	–	–	174,999	$342,998	–
Hilal Tabsh(3) Chief Revenue Officer	–	–	–	–	300,000	$588,000	–
Benjamin Vega(4) General Counsel and Corporate Secretary	–	–	–	–	300,000	$588,000	–

Notes:

(1)	Value of unexercised in-the-money Options and market value of unvested share-based awards and vested but undistributed share-based awards calculated based on the closing share price on the Neo Exchange on December 30, 2022 (being the last trading day of 2022) of $1.96.

(2)	All stock options in this table issued as replacements for GH Group equity compensation at the time of the Business Combination and includes vested stock options the net-value of which, calculated at a price per share of $10, was credited against the Business Combination purchase price for GH Group.

(3)	Mr. Tabsh was appointed Chief Revenue Officer on May 16, 2022.

(4)	Mr. Vega was appointed General Counsel and Corporate Secretary on October 24, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the Company's NEOs, a summary of the value of the option-based and share-base awards vested in accordance with their terms for the Company's financial year ending December 31, 2022.

Name and Principal Position	Option-Based Awards – Value Vested During the Year	Share-Based Awards – Value Vested During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Kyle Kazan Chairman, CEO and Director	$55,932	$1,190,875	–
Graham Farrar President and Director	$69,104	–	–
Mark Vendetti CFO	–	$342,586	–
Hilal Tabsh(2) Chief Revenue Officer	–	–	$25,000	(4)
Benjamin Vega(3) General Counsel and Corporate Secretary	–	–	–

Notes:

(1)	Value of vested share-based awards calculated based on the closing share price on the dates of vesting; if share-based awards vested in 2022 but not on a trading day, value of vested share- based awards calculated based on closing share price on the last trading day prior to the date of vesting.

(2)	Mr. Tabsh was appointed Chief Revenue Officer on May 16, 2022.

(3)	Mr. Vega was appointed General Counsel and Corporate Secretary on October 24, 2022.

(4)	In connection with his appointment as Chief Revenue Officer, Mr. Tabsh was awarded a one-time cash sign-on bonus of $25,000.

Pension Plan Benefits

The Company has not implemented any deferred compensation plan, pension plan or other form of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

Other than as described herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following, or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a NEO's responsibilities.

Kyle Kazan

On June 29, 2021, the Company entered into an employment agreement with Mr. Kazan (the "Kazan Agreement"). In the event of termination without cause of Mr. Kazan's employment or if Mr. Kazan resigns for good reason, (i) Mr. Kazan shall receive an amount equal to eighteen months of the sum of his base salary of $360,000 per year, in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Kazan's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) 292,278 of Mr. Kazan's RSUs shall be subject to accelerated vesting.

In the event of termination without cause of Mr. Kazan's employment, or if Mr. Kazan resigns for good reason or if a successor does not renew the contract within 365 days of a change of control, (i) Mr. Kazan shall receive an amount equal to twenty four months of the sum of his then base salary in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Kazan's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) all of Mr. Kazan's equity awards shall be subject to accelerated vesting.

The change of control payments and benefits that would be made to Mr. Kazan are conditioned on and subject to Mr. Kazan signing and not rescinding the Kazan Agreement, a non-disclosure agreement and an effective, general release of all claims in favour of the Company within no greater than sixty days following the termination date. Upon a qualifying termination in connection with a change of control, Mr. Kazan's outstanding equity awards will vest in full.

The total estimated incremental payments, payables and benefits to Mr. Kazan in the event his employment is terminated in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,324,689, with Mr. Kazan's health insurance coverage continuing for eighteen months from the termination date.

The total estimated incremental payments and payables to Mr. Kazan in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,144,689, with Mr. Kazan's health insurance coverage continuing for eighteen months from the termination date.

Mark Vendetti

On August 18, 2021, the Company entered into an employment agreement with Mr. Vendetti. In the event of termination without cause of Mr. Vendetti's employment, Mr. Vendetti shall receive (i) an amount equal to six months of the sum of Mr. Vendetti's base salary of $330,000 per year; and (ii) accelerated vesting of 174,999 of Mr. Vendetti's RSUs less any amount previously vested as part of his original grant.

The total estimated incremental payments and payables to Mr. Vendetti in the event of termination of his employment without cause, regardless of whether incident to or after a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $507,998.

Graham Farrar

On June 29, 2021, the Company entered into an employment agreement with Mr. Farrar (the "Farrar Agreement"). In the event of termination without cause of Mr. Farrar's employment or if Mr. Farrar resigns for good reason, (i) Mr. Farrar shall receive an amount equal to eighteen months of the sum of his base salary of $337,000 per year, in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Farrar's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) 811,865 of Mr. Farrar's RSUs shall be subject to accelerated vesting.

In the event of termination without cause of Mr. Farrar's employment or if Mr. Farrar resigns for good reason or if a successor does not renew the contract within 365 days of a change of control, (i) Mr. Farrar shall receive an amount equal to twenty four months of the sum of Mr. Farrar's base salary in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Farrar's health insurance premiums to continue Mr. Farrar's health insurance coverage for eighteen months beyond the termination date; and (iii) all of Mr. Farrar's equity awards shall be subject to accelerated vesting.

The change of control payments and benefits that would be made to Mr. Farrar are conditioned on and subject to Mr. Farrar signing and not rescinding the Farrar Agreement, a non-disclosure agreement and an effective, general release of all claims in favour of the Company within no greater than sixty days following the termination date. Upon a qualifying termination in connection with a change of control, Mr. Farrar's outstanding equity awards will vest in full.

The total estimated incremental payments, payables and benefits to Mr. Farrar in the event his employment is terminated in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $2,297,079, with Mr. Farrar's health insurance coverage continuing for eighteen months from the termination date.

The total estimated incremental payments and payables to Mr. Farrar in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $2,128,579, with Mr. Farrar's health insurance coverage continuing for eighteen months from the termination date.

Director Compensation

Non-Employee Director Compensation Programs

The Company's compensation program for non-employee directors is designed to attract and retain highly qualified non-employee directors as well as align with the long-term interests of non-employee directors with those of the Shareholders. The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. Thus, no cash fees are paid. Directors who act as committee chairs of the Audit Committee or the CN&CG Committee receive additional compensation.

Directors who are employees of the Company receive no additional compensation for their service on the Board. Therefore, neither Kyle Kazan, the Company's Chairman and CEO, nor Graham Farrar, the Company's President, received any additional compensation for their service on the Board in 2022.

The compensation program for the Company's non-employee directors in 2022 was as follows:

Compensation Component	Annual Amount(1)
Annual base retainer for all non-employee directors	$50,000
Additional annual fee for Chair of Audit Committee and Chair of CN&CG Committee	$15,000
Additional annual fee for Chair of CN&CG Committee	$5,000

Note:

(1)	The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. No cash fees are paid.

Fees Paid to Non-Employee Directors in Fiscal Year 2022

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Company, other than the directors who were also NEOs, for the 2022 fiscal year. For details of the compensation for Kyle Kazan and Graham Farrar, the NEOs who are also directors of the Company, see disclosure under "Statement of Executive Compensation – Summary Compensation Table" which sets out their compensation as NEOs. Mr. Kazan and Mr. Farrar do not receive any addition compensation for their position as directors of the Company.

Name	Fee Earned(1)	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total Compensation(2)
Jamie Mendola	–	$50,000	–	–	–	–	$50,000
Humble Lukanga	–	$50,000	–	–	–	–	$50,000
Jocelyn Rosenwald	–	$50,000	–	–	–	–	$50,000
George Raveling	–	$50,000	–	–	–	–	$50,000
Hector De La Torre	–	$65,000	–	–	–	–	$65,000
Bob Hoban	–	$55,000	–	–	–	–	$55,000

Notes:

(1)	The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. Thus, no cash fees are paid.

(2)	Includes share-based awards for service for the 2022 fiscal year.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the option-based and share-based awards granted to the Company's directors that were outstanding as of December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-Money Options	Number of Company Shares or Units of Company Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
Jamie Mendola	–	–	–	–	–	–	–
Humble Lukanga	–	–	–	–	–	–	–
Jocelyn Rosenwald	–	–	–	–	–	–	–
George Raveling	–	–	–	–	–	–	–
Hector De La Torre	–	–	–	–	–	–	–
Bob Hoban	–	–	–	–	–	–	–

Notes:

(1)	Market value of unvested share-based awards and vested but undistributed share-based awards calculated based on the closing share price of the Equity Shares on the Neo Exchange on December 31, 2022 of $1.96.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the Company's directors, a summary of the value of the option- based and share-based awards vested in accordance with their terms for the Company's financial year ending December 31, 2022.

Name	Option-Based Awards – Value Vested During the Year	Share-Based Awards – Value Vested During the Year(1)		Non-Equity Incentive Plan Compensation – Value Earned During the Year
Jamie Mendola	–	–		–
Humble Lukanga	–	–		–
Jocelyn Rosenwald	–	$225,723	(2)	–
George Raveling	–	–		–
Hector De La Torre	–	–		–
Bob Hoban	–	–		–

Notes:

(1)	Value of vested share-based awards calculated based on the closing share price on the dates of vesting; if share-based awards vested in 2022 but not on a trading day, value of vested share-based awards calculated based on closing share price on the last trading day prior to the date of vesting.

(2)	Ms. Rosenwald was granted 101,906 RSUs on June 29, 2021, in replacement of the restricted stock units of GH Group that were cancelled upon completion of the Business Combination. Such awards are on a time-based vesting schedule which will become completely vested on October 19, 2023.

SECURITY BASED COMPENSATION PLANS

The Company has an amended and restated equity incentive plan effective as of June 29, 2021 (the "Equity Incentive Plan") in place. The Company maintains the Equity Incentive Plan in accordance with Section 7.08 – Security Based Compensation Arrangements and Awards of the Neo Exchange (the "Neo Exchange") Listing Manual. The Equity Incentive Plan was approved by the Shareholders of the Company on June 2, 2021.

Summary of the Equity Incentive Plan

The following is a summary of certain provisions of the Equity Incentive Plan. It does not purport to be complete and is subject to, and is qualified in its entirety by all of the provisions of the Equity Incentive Plan, which is available on the Company's SEDAR profile at www.sedar.com. Capitalized terms that are not expressly defined herein have the meanings ascribed thereto in the Equity Incentive Plan.

Purpose

The purpose of the Equity Incentive Plan is to enable the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, (ii) offer such persons incentives to put forth maximum efforts, (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") (collectively, "Options"), (ii) restricted stock units ("RSUs"), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as "Awards", all as more fully described below.

The Board has the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any committee of the Board, including the CN&CG Committee.

Eligibility

Any non-employee director of the Company or any employee, officer, director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Board (the "Participants"). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual is entitled to receive under the Equity Incentive Plan, is determined by the Board based on its judgment as to the best interests of the Company and its Shareholders, and therefore cannot be determined in advance.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan is 10% of the Equity Shares outstanding, on a diluted basis (including the applicable Equity Shares issuable on exchange of the exchangeable shares (the "Exchangeable Shares") of MPB Acquisition Corp. ("MPB AcquisitionCo") that are exchangeable for Equity Shares of the Company on a one-for-one basis, and on exercise of the share purchase warrants of the Company and Series A Warrants of GH Group (collectively, the "Warrants") and excluding grants made pursuant to the Equity Incentive Plan and any grants of restricted Exchangeable Shares made under any equity plan of MPB AcquisitionCo), from time to time, subject to adjustment in the Equity Incentive Plan. Notwithstanding the foregoing, a maximum of 17,400,000 Equity Shares may be issued as ISOs, subject to adjustment in the Equity Incentive Plan.

To the extent that section 2.25 of National Instrument 45-106 Prospectus Exemptions applies to an Award or issuances of Equity Shares pursuant to the Equity Incentive Plan, the maximum number of Equity Shares that may be issued under the Equity Incentive Plan to any one Related Person, or the number of securities that may be issuable on exercise of the Options granted to any one Related Person, as compensation within any one-year period, excluding performance-based Awards (with the performance target being set as the market capitalization of the Equity Shares outstanding), shall not exceed 5.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan, or 10% to all Related Persons at time of grant. The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Company's non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Company's non- executive directors, as a whole, as compensation within any one-year period, shall not exceed 1.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan. The Board will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Company and its Affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of MPB AcquisitionCo and its Affiliates) shall exceed $150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan.

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Equity Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Company, issuance of warrants or other rights to acquire Equity Shares or other securities of the Company, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Company or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may, subject to any required regulatory or Neo Exchange approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

MPB AcquisitionCo may establish an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to MPB AcquisitionCo and their Affiliates. See "Restricted Exchangeable Shares" for further information.

Awards

Options

The Board is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the Code), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan are subject to the terms and conditions established by the Board. The purchase price per Share purchasable under an Option shall be determined by the CN&CG Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that, to the extent permitted under Section 409A and Section 424 of the Code, as applicable, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate. The maximum term of an Option granted under the Equity Incentive Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% Shareholder). Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a Blackout Period imposed by the Company and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company's securities, then the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period, provided that the extension contemplated by this provision does not apply to Incentive Stock Options.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board or after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of employment or service with the Company, the unvested portion of the RSUs will be forfeited and re-acquired by the Company for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Board is authorized to grant unrestricted Equity Shares as consideration for services rendered to the Company or an Affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Board is authorized to grant dividend equivalents, under which the holder is entitled to receive payments (in cash, Equity Shares, other securities or other property, as determined by the Board) equivalent to the amount of cash dividends paid by the Company to holders of Equity Shares with respect to a number of Equity Shares determined by the Board. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Board shall determine. Notwithstanding the foregoing, (i) the Board may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Equity Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

If, during the term of the Equity Incentive Plan, MPB AcquisitionCo establishes a compensatory plan or arrangement through which they may grant awards of restricted Exchangeable Shares to Participants, any restricted Exchangeable Shares awarded under such plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under the plans of MPB AcquisitionCo are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The Board may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan is transferable except by will or by the laws of descent and distribution. No Participant has any rights as a Shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option is exercisable, no Equity Shares shall be issued, no certificates, registration statements or electronic positions for Equity Shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws and Neo Exchange and any other regulatory requirements.

The Board may from time to time amend, suspend, discontinue or terminate the Equity Incentive Plan, and may amend the terms of any previously granted Award at any time, provided that: (i) no amendment, alteration, suspension, discontinuation or termination may (except as expressly provided in the Equity Incentive Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant without the written consent of the Participant or holder thereof; and (ii) any amendment, alteration, suspension, discontinuation or termination is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award shall be in compliance with the policies of the Neo Exchange. For greater certainty and notwithstanding the foregoing, the Board may amend, suspend, terminate or discontinue the Equity Incentive Plan, and may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholder, in order to:

•	amend the eligibility for, and limitations or conditions imposed upon, participation in the Equity Incentive Plan, except that any such amendment to change the class or classes of persons eligible to be awarded ISOs will be submitted for Shareholder approval to the extent required by the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder, Section 422;

•	amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

•	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or the Neo Exchange, including the policies of the Neo Exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

•	amend any terms relating to the administration of the Equity Incentive Plan, including the terms of any administrative guidelines or other rules related to the Equity Incentive Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the Shareholders is required for any amendment to the Equity Incentive Plan or an Award that would require Shareholder approval under the rules or regulations of the Neo Exchange that is applicable to the Company or which would:

•	increase the shares authorized under the Equity Incentive Plan;

•	remove or exceed the limits set out in a Security Based Compensation Arrangement on Awards available to any of (a) a "related party" (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other Person as may be designated from time to time by the Neo Exchange, in respect of the Company;

•	permit a re-pricing of an Award benefiting any of (a) a "related party" (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other person as may be designated from time to time by the Neo Exchange;

•	permit an extension of the term of an Award where the exercise price is lower than the prevailing market price, except pursuant to certain provisions of the Equity Incentive Plan;

•	permit the award of Options at a price less than 100% of the fair market value of an Equity Share on the date of grant of such Option;

•	permit Options to be transferable;

•	amend the amendment provisions of the Equity Incentive Plan; or

•	increase the maximum term permitted for Options or extend the terms of any Options beyond their original expiry date.

The Board may without prior approval of the Shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan.

In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or if the Company shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan and no action taken under the Equity Incentive Plan shall be deemed to impair or otherwise adversely alter the rights of any holder of any Award or beneficiary thereof. Notwithstanding the foregoing, upon a change of control event, all Equity Shares or Options granted pursuant to the Equity Incentive Plan will immediately vest in accordance with the terms of the Equity Incentive Plan.

Unless the Awards and the Equity Shares issuable upon exercise or redemption thereof have been registered under the U.S. Securities Act, and any applicable state securities laws, any Awards or Equity Shares granted to residents of the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions under U.S. securities laws.

Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, State, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Financial Assistance

The Company or any Affiliate or Related Entity may provide financial assistance to, or enter into support agreements with, Participants in connection with grants under the Equity Incentive Plan, including without limitation, full, partial or non-recourse loans (to the extent permitted by applicable laws), provided approval of the disinterested members of the Board is obtained.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the number of Equity Shares to be issued, including upon exercise of outstanding convertible securities, pursuant to the Company's compensation plans, the weighted-average exercise price of such outstanding convertible securities and the number of Equity Shares remaining available for future issuance under equity compensation plans as at December 31, 2022.

Plan Category	Number of Equity Shares to be issued upon exercise of outstanding securities(1)	Weighted-average exercise price of outstanding securities(2)	Number of Equity Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(3)
Equity compensation plans approved by Shareholders	3,453,421	$2.84	3,368,620
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	3,453,421	$2.84	3,368,619

Notes:

(1)	Equity Shares issuable upon exercise or vesting, as applicable, of outstanding equity based awards under the Equity Incentive Plan consisting of (i) 2,000,534 Equity Shares that may be issued upon the vesting of RSUs and (ii) 1,452,887 Equity Shares that may be issued upon the exercise of Options.

(2)	Represents the weighted-average exercise price of Options to purchase 1,452,887 Equity Shares. This weighted average is not applicable to and does not take into account Equity Shares that may be issued upon the vesting of RSUs.

(3)	As of December 31, 2022, based on a maximum of 10% of the 55,653,855 Equity Shares that were issued and outstanding as of December 31, 2022, and including 12,566,550 Equity Shares issuable on exchange of the Exchangeable Shares and any warrants or derivative securities that are in the money.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201", and together with NI 58-101, the "CSA Guidelines") set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Company must disclose on an annual basis the corporate governance practices it has adopted. The Company summarizes such practices, in addition to certain other governance matters under Schedule "A" to this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, neither the Company nor any director, proposed director or officer of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2022, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Company Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the audited consolidated financial statements and management's discussion and analysis of the Company for the year ended December 31, 2022, which has been filed on SEDAR. Shareholders may also contact the General Counsel and Corporate Secretary the Company by phone at (562) 264-5078, or by e-mail at legal@glasshousegroup.com to request a copy of this document.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Capitalized terms used in this Schedule "A" but not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular to which this Schedule "A" is appended.

Set out below is a description of the Company's current corporate governance practices and other information relating to the Board, per the CSA Guidelines.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to corporate governance.

Board of Directors

The Board's principal duties and responsibilities are described in the Company's Charter of the Board of Directors, a copy of which is attached hereto as Appendix 1 to Schedule "A". Certain aspects of the composition and organization of the Board are prescribed and/or governed by the BCBCA and the constating documents of the Company.

The Board facilitates its exercise of independent supervision over management through the participation of directors. The Board has eight directors of whom five are independent within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110"). The Board members are Kyle Kazan, Graham Farrar, Jamie Mendola, Humble Lukanga, Jocelyn Rosenwald, George Raveling, Hector De La Torre and Bob Hoban.

Humble Lukanga, Jocelyn Rosenwald, George Raveling, Hector De La Torre and Bob Hoban are independent directors in that they do not have a direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of the director's independent judgment. Kyle Kazan is not considered independent as he is the Chairman and Chief Executive Officer of the Company. Graham Farrar is not considered independent as he is the President of the Company. Jamie Mendola is currently not considered independent.

Position Descriptions

The Board has developed a position description for the Lead Director, Bob Hoban, an independent director. The role of the Lead Director is to facilitate the functioning of the Board independently of the senior executives of the Company, provide independent leadership to the Board and to the individual directors on the Board and to reinforce the independence of the Board.

The Board has also developed a position description for the Chair of the Board, currently Kyle Kazan, a non- independent director. The role of the Chair of the Board is to provide overall leadership to, together with the Lead Director and the committees of the Board, enhance and protect the effectiveness, performance and independence of the Board, the committees of the Board, and individual directors of the Board. The Chair is selected amongst the members of the Board who have a sufficient level of experience with corporate governance issues to ensure the leadership and effectiveness of the Board.

The Board has developed a written position description for the Chief Executive Officer. The primary role of the Chief Executive Officer is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Company's strategic plans, budgets and responsibilities, with a view to increasing Shareholder value. The Chief Executive Officer is responsible to the Board.

Further, the Board has developed written position descriptions for the chair of each board committee. The position descriptions for the chair of each board committee can be found in the corresponding committee charters. Copies of the position descriptions for the Lead Director, the Chair of the Board, the Chief Executive Officer and the chair of each committee can be found on the Company's website at www.ir.glasshousebrands.com.

Meetings of independent directors

The independent directors may, at their election, meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting.

Attendance

The attendance record of each director for all Board meetings held during the Company's most recently completed financial year is set out below:

Director	Board Meetings Attended	Audit Committee Meetings Attended	CN&CG Committee Meetings Attended(1)
Kyle Kazan	4/4	N/A	N/A
Graham Farrar	4/4	N/A	N/A
Jamie Mendola	4/4	N/A	–
Humble Lukanga	3/4	3/4	N/A
Jocelyn Rosenwald	4/4	4/4	N/A
George Raveling	3/4	N/A	–
Hector De La Torre	4/4	4/4	N/A
Bob Hoban	4/4	N/A	–

Notes:

(1)	The CN&CG Committee did not meet in 2022.

Directorships

The following directors are presently directors of other reporting issuers:

Director	Name of Other Reporting Issuer	Stock Exchange
None.

Orientation and Continuing Education

The CN&CG Committee provides all new directors with comprehensive orientation to, among other things, fully understand the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Company's business. The CN&CG Committee also provides continuing education opportunities for all directors so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current.

The CN&CG Committee is authorized to maintain policies and procedures to seek to ensure that sufficient orientation procedures are in place to enable new directors to operate efficiently from the beginning of their appointment. The CN&CG Committee reviews with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees and the nature and operation of the Company's business; and (ii) the legal obligations of a director of the Company. The CN&CG Committee also ensures that sufficient continuing education and development programs are in place for all members of the Board, as required.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the "Code"), a copy of which can be found on the Company's website at www.ir.glasshousebrands.com.

All Board members, officers and employees of the Company ("Representatives") are committed to acting in a manner that will enhance the reputation of the Company for conducting its business and affairs with honesty, integrity and fairness and to avoid any conflict that might reflect unfavourably upon us or the Company.

The Company expects everyone who conducts business on behalf of the Company to be guided by, and be subject to, the following principles: (a) act ethically and honestly; (b) accept responsibility and be accountable for their actions; (c) make decisions which are in the best interests of the Company; (d) honour agreements and commitments; (e) conduct business in an environmentally and socially responsible manner; (f) communicate with all stakeholders in an honest and straight-forward manner; (g) select and treat all employees if the Company in a respectful, fair and equitable manner and foster a work environment that is safe and healthy and free from discrimination, harassment, intimidation and hostility of any kind; and (h) obey all laws governing the conduct of the business and affairs of the Company.

Conflicts of Interest

Pursuant to the Code, Representatives shall act with honesty and integrity and in the best interests of the Company and to avoid any relationship or activity that might create, or appear to create, a conflict between Representatives' personal interests and the interests of the Company. A conflict of interest arises where Representatives' position or responsibilities with the Company present an opportunity for personal gain, apart from the normal rewards of being a director, senior officer or other employee to the detriment of the Company. A conflict of interest also arises where outside personal interests are inconsistent with those of the Company and create conflicting loyalties. Before any Representative participates in any outside business interest which may give rise to such a conflict of interest, they should first disclose that interest to the Company and obtain approval to pursue such interest.

Pursuant to the BCBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company. If a Representative is faced with a conflict, they shall promptly disclose such conflict, or potential conflict, to the General Counsel and Corporate Secretary of the Company.

Compliance with Laws, Rules and Regulations

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where the Company conducts its business activities. All Representatives shall comply with the Code and all Company policies that apply to them, including, without limitation, the Code, Anti-Corruption and Anti-Bribery Policy, Disclosure Policy, Diversity Policy, Insider Trading Policy and Whistleblower Policy.

Compliance with and Violations of the Code

The Board is ultimately responsible, acting through the Audit Committee, for the Code and monitoring compliance therewith. Representatives are encouraged and expected to: (a) identify and raise potential issues before they cause problems; (b) take all responsible steps to prevent any violation of the Code; (c) report actual or potential violations of the Code of which they become aware; and (d) seek additional guidance when advisable. Retaliatory action against any individual for raising such concerns or questions or for reporting suspected violations of the Code in good faith will not be tolerated by the Company.

Nomination of Directors

The CN&CG Committee is currently comprised of three members, Jamie Mendola, George Raveling and Bob Hoban. The majority of CN&CG Committee members are independent directors. The Board is confident that any potential risk of the non-independent directors being unable to exercise impartial judgment would be mitigated by the fact that the majority of the committee members are independent directors.

The CN&CG Committee performs the following functions, among other things: (a) develops and updates a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company, and reports to the Board thereon periodically; (b) undertakes on a periodic basis an examination of the size of the Board, with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommends to the Board, if necessary, a reduction or increase in the size of the Board; (c) endeavours, in consultation with the Chair of the Board (or Lead Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board, with a view to ensuring that they are fulfilling their respective responsibilities and duties; (d) in consultation with the Chair of the Board (or Lead Director, if applicable), and the Chief Executive Officer, annually or as required, recruits and identifies individuals qualified to become new Board members and recommends to the Board new director nominees for the next annual meeting of Shareholders; and (e) in consultation with the Chair of the Board (or Lead Director, if applicable), annually or as required, recommends to the Board the individual directors to serve on the various committees.

Compensation

For information regarding the process by which the CN&CG Committee determines compensation for the Company's directors and officers, please see under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis".

Board Assessments

The CN&CG Committee is responsible for monitoring the effectiveness of the Board and the performance of the directors. The CN&CG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The CN&CG Committee recommends changes to enhance the performance of the Board accordingly.

Based upon the Company's size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on several occasions each year, each director has regular opportunities to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner.

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not have a retirement policy and does not discriminate based on age. The Company considers it to be an integral role of the Board and the CN&CG Committee to assess director engagement and fitness to be a director of the Company.

Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Company and the industry in which it operates, and could unnecessarily expose the Company to losing experienced and valuable talent. The Board's renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the CN&CG Committee, to ensure the quality and expertise of its Board.

Diversity

Diversity Policy

The Board has adopted a Diversity Policy in recognition of the fact that a diverse Board will include and make good use of differences in the skills, regional and industry experience, professional expertise, personal skills, background, race, gender, status, age, education, nationality, culture, language, geographic background and other distinctions between directors. These differences will be considered in determining the optimum composition of the Board and when possible should be balanced appropriately. All Board appointments are made on merit, in the context of the skills, experience, independence and knowledge which the Board as a whole requires to be effective.

As set out in the Diversity Policy, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the role that women with the right skills and experience can play in contributing to diversity of perspective in the boardroom. Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Board. In order to promote the specific objective of gender diversity, the Diversity Policy requires that the selection process for Board appointments must involve the following steps: (a) a short-list identifying potential candidates for the appointment must be compiled; and (b) if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

The CN&CG Committee will discuss and approve annually all measurable objectives for achieving diversity on the Board and recommend them to the Board for adoption. At any given time, the Board may seek to improve one or more aspects of Board diversity and measure progress accordingly.

The Diversity Policy also covers senior executive appointments and requires the Chief Executive Officer of the Company to have reference to the policy in selecting and assessing candidates and in presenting recommendations to the Board regarding appointments to the senior executive team. The Diversity Policy requires the Board to also consider whether potential candidates have diverse backgrounds (with a particular focus on potential candidates who are women, visible minorities, Aboriginal people and persons with disabilities), and the objectives of the policy when considering those recommendations.

In order to facilitate greater gender diversity in management and leadership roles, the Diversity Policy requires the Company to: (a) implement policies which address impediments to gender diversity in the workplace and review their availability and utilization; (b) regularly review the proportion of women at all levels of the Company; (c) monitor effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and (d) continue to identify new ways to entrench diversity as a cultural priority across the organization. The CN&CG Committee will discuss and approve annually all measurable objectives for achieving diversity on the senior executive team and recommend them to the Board for adoption. At any given time, the Board may seek to improve one or more aspects of senior executive diversity and measure progress accordingly.

Consideration of the Representation of Women in the Director Identification and Selection Process

In general, the Board aspires to continuously improve the diversity of the Board and the Company's management team. As discussed above and set out in the Diversity Policy, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company's executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Company recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Company's strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

At this time, the Company has not adopted a target regarding the representation of women on the Board or in executive officer positions. The Company does not adopt targets because the Company is of the view that its current practice of considering diversity as a factor in selecting candidates as potential directors or executive officers, and other measures set out in the Diversity Policy, permits the Company to balance the benefit of diversity with other relevant considerations, including relevant career experience, industry knowledge and experience, and financial and other specialized experience.

The Board has one woman serving as a director (12.5% of directors). Currently, none of the executive officers of the Company are women. Fifteen percent (15%) of the Company's senior leadership (executive officers, senior vice presidents and vice presidents) are women.

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached to the Company's Annual Information Form dated March 31, 2023 (the "AIF") and available on the Company's website at www.ir.glasshousebrands.com. The information required to be disclosed by section 5.1 of NI 52-110 can be found under the heading "Audit Committee" of the Company's AIF.

APPENDIX 1 TO SCHEDULE "A"

GLASS HOUSE BRANDS INC.

CHARTER OF THE BOARD OF DIRECTORS

1.	GENERAL

The Board of Directors (the "Board") is responsible for the stewardship of Glass House Brands Inc. (the "Corporation"), for the general supervision of the management of the business and affairs of the Corporation, and for acting in the best interests of the Corporation and its shareholders. Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Corporate Governance Committee. In addition, the Board may from time to time, appoint such additional committees, or reconstitute the current committees, as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.	COMPOSITION

The Board shall be constituted at all times of a majority of "independent directors" in accordance with applicable legal requirements, the guidelines under National Policy 58-201 Corporate Governance Guidelines and the Listing Manual of the Aequitas Neo Exchange, as such rules and policies are amended or replaced from time to time.

In addition, at least three of the directors shall be "independent" in accordance with applicable legal requirements for service on an Audit Committee, pursuant to National Instrument 52-110 Audit Committees.

3.	RESPONSIBILITIES

The Board's responsibilities shall include:

•	Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	Identifying the risks of the Corporation's business and ensuring that appropriate systems are in place to manage these risks.

•	The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•	Overseeing the fair reporting of the Corporation's financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation including reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, the annual information form and the management information circular.

•	Enhancing congruence between shareholder expectations, Corporation plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Satisfying itself as to the integrity of the Chairman and Chief Executive Officer (the "CEO") and other officers and that such officers create a culture of integrity throughout the organization.

•	The review and approval of corporate objectives and goals applicable to the Corporation's senior management.

•	Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Corporation's management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Corporation's website.

•	Obtaining periodic reports from management on the Corporation's operations.

•	Performing such other functions as prescribed by law or assigned to the Board in the Corporation's constating documents.

•	The assignment to the various committees of the Board the general responsibility for developing the Corporation's approach to, without limitation: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•	With the assistance of the Compensation, Nomination and Corporate Governance Committee:

•	Developing the Corporation's approach to corporate governance.

•	Reviewing the composition of the Board and ensuring it respects its independence criteria.

•	The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•	Reviewing and approving annual disclosure of the Corporation's corporate governance policies.

•	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

•	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

•	Approving and revising periodically the Corporation's Code of Business Conduct and Ethics (the "Code") and other corporate governance policies ("Policies"), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•	Reviewing and approving corporate goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO's compensation level based on this evaluation.

•	Reviewing and approving named executive officer and director compensation, incentive- compensation plans and equity-based plans.

•	Reviewing executive compensation disclosure before the Corporation publicly discloses such information.

•	With the assistance of the Audit Committee:

•	Ensuring the integrity of the Corporation's internal controls and management information systems.

•	Ensuring the Corporation's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Corporation's own governing documents.

•	Identifying the financial risks of the Corporation's business and ensuring that appropriate systems are in place to manage these risks.

•	Reviewing the Corporation's insurance program to ensure adequacy of coverage.

•	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

•	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•	Assessing the independence of the auditors.

4.	MISCELLANEOUS

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

Effective Date: June 29, 2021

SCHEDULE "B"

AMENDMENT RESOLUTION

RESOLVED, AS A SPECIAL RESOLUTION AND AS SPECIAL SEPARATE RESOLUTIONS OF THE HOLDERS OF SUBORDINATE VOTING SHARES, OF THE HOLDERS OF THE RESTRICTED VOTING SHARES AND OF THE HOLDERS OF LIMITED VOTING SHARES, THAT:

1.	The first paragraph of Section 27.2(1)(f) of the articles of Glass House Brands Inc. (the "Company") be deleted and replaced with the following:

"All issued and outstanding Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the sixth (6th) anniversary of their first date of issuance. In addition, the applicable Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder of the original holder upon the first issuance thereof."

2.	The Articles and Notice of Articles of the Company be altered accordingly, and the alterations to the Notice of Articles and Articles of the Company shall not take effect until:

a.	this resolution is received for deposit at the Company's records office;

b.	the Notice of Alteration is electronically filed with the British Columbia Registrar of Companies; and

c.	the Notice of Articles is altered to reflect the alterations set out in this resolution.

3.	Any one officer of director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer or director, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution, including, without limitation, making corresponding amendments to the existing coattail agreement of the Company.

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Morrow Sodali at:

North American Toll-Free Number: 1.888.999.3015

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

GLASS HOUSE BRANDS INC.

3645 Long Beach Boulevard

Long Beach, California 90807, USA

E: investors@glasshousegroup.com

Download the latest about Glass House Brands Inc. at: http://www.glasshousebrands.com

Glass House Brands Inc. is traded on the US OTC Markets under the symbols "GLASF" for shares and "GHBWF" for warrants and on the NEO Exchange in Canada under the symbols "GLAS.A.U" for shares and "GLAS.WT.U" for warrants.